UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Melinta Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58549G 100

(CUSIP Number)

Anna Kim, Esq.

Vatera Holdings LLC

499 Park Ave, 23rd Floor

New York, NY 10022

(212) 590-2950

With a copy to:

Gordon R. Caplan, Esq.

Sean M. Ewen, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Healthcare Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,007,237
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,007,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,007,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon 56,020,254 shares of Common Stock of the Issuer outstanding as of November 2, 2018, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018.

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VHPM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 600,722
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 600,722
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon 56,020,254 shares of Common Stock of the Issuer outstanding as of November 2, 2018, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018.

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,607,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,607,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,607,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon 56,020,254 shares of Common Stock of the Issuer outstanding as of November 2, 2018, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018.

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin Ferro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,607,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,607,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,607,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculations are based upon 56,020,254 shares of Common Stock of the Issuer outstanding as of November 2, 2018, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018.

CUSIP No. 58549G 100

This Amendment No. 5 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 3, 2017 (the “Original Schedule 13D”), the Amendment No. 1 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 29, 2017 (“Amendment No. 1”), the Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 8, 2018 (“Amendment No. 2”), the Amendment No. 3 to the Original Schedule 13D filed with the Securities and Exchange Commission on May 31, 2018 (“Amendment No. 3”), the Amendment No. 4 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 8, 2018 (“Amendment No. 4” and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Melinta Therapeutics, Inc. (the “Issuer”), whose principal executive offices are located at 300 George Street, Suite 301, New Haven, CT 06511. The shares of Common Stock beneficially owned by the Reporting Persons as reported herein are referred to as the “Shares.” Information given in response to each item should be deemed incorporated by reference in all other items, as applicable. Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On November 19, 2018, the Issuer and Vatera Healthcare entered into a Purchase Agreement (the “2018 Vatera Purchase Agreement”) reflecting the Vatera Commitment Letter, providing for the sale by the Issuer to Vatera Healthcare of an aggregate of $75 million of shares of Common Stock, subject to adjustment as set forth in the 2018 Vatera Purchase Agreement. The purchase price per share for the sale of shares under the 2018 Vatera Purchase Agreement will be equal to the lower of (i) $2.66 or (ii) the volume-weighted average price of the Issuer’s Common Stock on the Nasdaq Global Market for the 30 trading days immediately preceding the closing under the 2018 Vatera Purchase Agreement. The sale of shares under the 2018 Vatera Purchase Agreement is subject to customary closing conditions, including, without limitation, an amendment to the Issuer’s Certificate of Incorporation to increase the number of authorized shares of the Issuer’s Common Stock from 80,000,000 to 155,000,000 (a portion of which will be able to accommodate the sale of shares under the 2018 Vatera Purchase Agreement), the approval of the stockholders of the Issuer of the amendment to its Certificate of Incorporation and the issuance of the shares purchased under the 2018 Vatera Purchase Agreement for purposes of applicable Nasdaq rules, the listing of the shares purchased under the 2018 Vatera Purchase Agreement on the Nasdaq Global Market, the absence of a material adverse effect on the Issuer and the absence of an “Event of Default” under the Facility Agreement, dated as of January 5, 2018, by and among the Issuer, Cortland Capital Market Services LLC and the loan parties and lenders party thereto from time to time. The 2018 Vatera Purchase Agreement contains customary representations, covenants and indemnities. Under the 2018 Vatera Purchase Agreement, the Issuer has agreed, without the prior written consent of Vatera Healthcare, for a period ending ninety (90) days after the closing under the 2018 Vatera Purchase Agreement, not to sell or otherwise transfer or dispose of, or file a registration statement relating to, any Common Stock or any securities convertible into or exercisable or exchange for Common Stock, subject to certain exceptions. Vatera Healthcare and its assignees will be entitled to registration rights in respect of the shares purchased pursuant to the 2018 Vatera Purchase Agreement in accordance with the terms of the Registration Rights Agreement attached as Exhibit 2 to the Schedule 13D. Vatera Healthcare may assign all or a portion of its obligations under the 2018 Vatera Purchase Agreement to one or more assignees without the Issuer’s consent, but no such assignment will relieve Vatera Healthcare of its obligations under the 2018 Vatera Purchase Agreement. The 2018 Vatera Purchase Agreement will terminate if, among others, closing has not occurred by December 31, 2018.

The foregoing description of the 2018 Vatera Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2018 Vatera Purchase Agreement, a copy of which is attached as Exhibit 9 to this Amendment and incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

As described in Item 4 above, on November 19, 2018, Vatera Healthcare entered into the 2018 Vatera Purchase Agreement.

CUSIP No. 58549G 100

Item 7. Materials to be Filed as Exhibits

Item is hereby supplemented as follows to add Exhibit 9:

Exhibit Number	Description

9.	Purchase Agreement, dated November 19, 2018, by and between Melinta Therapeutics, Inc. and Vatera Healthcare Partners LLC (5)

(5)	Incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, dated November 19, 2018.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated November 21, 2018

VATERA HEALTHCARE PARTNERS LLC

By:	Vatera Holdings LLC, its Manager

	By:	/s/ Kevin Ferro
Name: Kevin Ferro Title: Chief Executive Officer, Chief Investment Officer and Managing Member

VHPM HOLDINGS LLC

By:	Vatera Holdings LLC, its Manager

	By:	/s/ Kevin Ferro
Name: Kevin Ferro Title: Chief Executive Officer, Chief Investment Officer and Managing Member

VATERA HOLDINGS LLC

By:	/s/ Kevin Ferro
Name: Kevin Ferro Title: Chief Executive Officer, Chief Investment Officer and Managing Member

/s/ Kevin Ferro
Kevin Ferro